EXHIBIT (a)(5)(B)
CLRO LOGO
PRESS RELEASE

Contacts:	ClearOne Communications, Inc.
Investor Relations
(801) 303-3555

CLEARONE ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

Salt Lake City, UT –September 17, 2008 – ClearOne (NASDAQ: CLRO) today announced the preliminary results of its modified Dutch auction tender offer, which expired at 12:00 midnight, Eastern Time, on Tuesday, September 16, 2008.

Based on the preliminary count by the depositary for the tender offer, ClearOne expects to acquire approximately 1,344,000 shares of its common stock at a price of $5.00 per share for a total cost of approximately $6.8 million. These shares represent approximately 13 percent of the shares outstanding. Final results for the tender offer will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn.  The actual number of shares to be purchased will be announced following the completion of the confirmation process.  Payment for the shares accepted for purchase will occur promptly thereafter.

About ClearOne
ClearOne is a communications solutions company that develops and sells audio conferencing systems and other related products for audio, video, and web conferencing applications.  The reliability, flexibility, and performance of ClearOne’s comprehensive solutions create a natural communications environment, which saves organizations time and money by enabling more effective and efficient communication.  For more information, visit ClearOne’s website at www.clearone.com.